EXHIBIT 99.1

QUARTZ MOUNTAIN RELEASES NI 43-101 TECHNICAL REPORT FOR MAESTRO GOLD-SILVER PROJECT, BC

HIGHLIGHTS

•	Quartz Mountain has received from C.J. Greig & Associates Ltd. a National Instrument 43-101 Technical Report on its Maestro Gold-Silver-Molybdenum-Copper Property located in central British Columbia.
•	The Technical Report outlines key exploration targets including the Prodigy Zone, a priority exploration target for bulk tonnage gold and silver mineralization.
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Select assay results from past operators’ drilling in the Prodigy Zone include 178 m grading 0.56 g/t Au, 18.8 g/t Ag, 0.05% Cu and 0.029% Mo; and 128 m grading 0.22 g/t Au, 103.9 g/t Ag, 0.12% Cu and 0.022% Mo.

•	New airborne magnetic and historical drill core re-logging programs completed by Quartz Mountain indicate excellent potential for bulk tonnage style gold and silver mineralization.
•	The Maestro Property has excellent infrastructure, being close to the highway between the mining-support towns of Smithers and Houston, and therefore to airports, railways, and power.

June 14, 2022 Vancouver, BC - Quartz Mountain Resources Ltd. ("Quartz Mountain" or “ the Company") (TSXV: QZM, OTC Pink: QZMRF) is pleased to announce receipt of a National Instrument 43-101 Technical Report (the "Technical Report") on the Company’s Maestro Gold-Silver-Molybdenum-Copper Property (the “Property”) which is located adjacent to Highway 16 between Smithers and Houston, British Columbia (“BC”).

The Technical Report, authored by geologist Charles J. Greig, M.Sc, P.Geo., of C.J. Greig & Associates Ltd, outlines key exploration targets with “considerable potential for discovery of precious metals”. The report, titled “NI 43-101 Technical Report on the Maestro Property” will be filed on SEDAR.com and posted on the Company’s website (www.quartzmountainresources.com).

Project Summary

The Maestro Property is comprised of ten mineral claims covering 1,577 hectares located in central BC, 15 km north of Houston and 50 km south of Smithers (see Figure 1). Highway 16 intersects the western edge of the Property, enabling easy access to nearby infrastructure including airports, railways, and power. The central region of the Property is accessible by numerous drill roads constructed by past operators. Quartz Mountain purchased 100% of the Property in 2021 from Impala Capital Corp., an arm’s length third party. The Property is subject to a 2.5% Net Smelter Returns royalty, of which 1.5% can be purchased for $1.5 million.

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Figure 1: Maestro Property Location

History

The Maestro Property and surrounding area has over 100-years of mineral exploration history dating back to 1914. However, work has only been accurately recorded in the immediate area since the 1960’s and included mapping, rock and soil sampling, geophysics, trenching, and percussion and diamond drilling.  Most of this work was focused on exploring for porphyry molybdenum±copper mineralization and it ultimately led to a Technical Report and Preliminary Economic Assessment in 20114 for the Lone Pine Molybdenum Deposit, which is held by others in an inlying land-holding within the Maestro claims (see Figure 2).  Because of the recent focus on the Lone Pine porphyry, systematic exploration for precious metals in the surrounding Maestro claims was not generally undertaken.

The Maestro Property is underlain mainly by Lower to Middle Jurassic volcanic and volcaniclastic rocks of the Hazelton Group and, to a lesser extent, by Upper Jurassic sedimentary rocks of the Bowser Lake Group (see Figure 2).  Intruding the stratified rocks are stocks and dikes belonging to the Late Cretaceous Bulkley and Tertiary Goosly suites.

Notable historical drilling:

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Molymines Exploration Ltd. (1965-1969): 128 percussion and diamond drill holes totaling 6,381 m at the Lone Pine Deposit and, to a lesser extent, the Prodigy Zone, which lies on the Maestro claims to the north of Lone Pine.

•	Granby Mining Corp. (1976-1978): 22 drill holes totaling 2,160 m at the Prodigy, Granby, and Mineral Hill zones.
•	Dafrey Resources Inc. (1985): 12 percussion drill holes at the Lone Pine Deposit and the Prodigy Zone.
•	Southern Cross Gold (1987): 8 diamond drill holes totaling 521 m at the Lone Pine Deposit and the Prodigy Zone.
•	Bard Ventures Ltd. (2007-2011): 77 diamond drill holes totaling 35,334 m at the Lone Pine Deposit, and Prodigy, Granby, and Mineral Hill zones.

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Figure 2: Maestro Property Geology[1]

Styles of Mineralizaion and Highlights of Historical Drilling

The Maestro Property contains significant molybdenum±copper porphyry-style mineralization in three primary areas that are known as the Prodigy, Granby, and Mineral Hill zones (see Figure 2).  Locally, a distinct style of mineralization consisting of silver and base metal-rich veins occurs along with the molybdenum±copper porphyry mineralization. Currently, however, the most significant target on the Property is considered to be at the Prodigy Zone, where elevated gold and silver values are associated with yet another style of mineralization. This style occurs as quartz-ankerite veins, breccia bodies, and disseminated sulphide systems, and has yielded the strongest and most consistent gold and silver values returned in historical exploration (see Table 1). This style of vein mineralization is associated with green sericite alteration and cuts across both the porphyry-style mineralization and silver- and base metals-rich veins.

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Table 1: Significant Historical Diamond Drill Hole Intercepts, Prodigy Zone[1]
DDH	From (m)	To (m)	Width (m)	Au (g/t)	Ag (g/t)	Cu (%)	Mo (%)
BDQ-08-02	19.00	497.00	478.00	0.06	21.35	0.04	0.026
Including	197.00	215.00	18.00	0.98	490.14	0.33	0.023
And	203.00	205.00	2.00	6.60	3224.00	2.00	0.003
Including	257.00	259.00	2.00	0.17	26.30	1.49	0.082
Including	401.00	403.00	2.00	0.30	206.00	0.19	0.012
BDQ-08-03	8.00	407.00	399.00	0.08	10.90	0.05	0.033
Including	67.00	167.00	100.00	0.15	34.56	0.07	0.021
And	67.00	117.00	50.00	0.21	50.35	0.10	0.019
And	79.00	101.00	22.00	0.32	94.66	0.19	0.016
And	101.00	155.00	54.00	0.11	17.64	0.03	0.021
Including	295.00	407.00	112.00	0.02	1.20	0.03	0.059
BDQ-08-04	173.40	551.27	377.87	0.31	9.65	0.04	0.021
Including	373.00	551.27	178.27	0.56	18.83	0.05	0.029
And	373.00	493.00	120.00	0.65	18.93	0.05	0.038
And	373.00	449.00	76.00	0.77	22.98	0.06	0.036
And	391.00	393.00	2.00	1.07	42.00	0.12	0.253
And	407.00	411.00	4.00	1.35	66.35	0.17	0.025
And	421.00	425.00	4.00	0.27	26.10	0.06	0.085
And	429.00	433.00	4.00	1.25	50.50	0.05	0.042
And	441.00	449.00	8.00	1.24	47.60	0.07	0.046
And	529.00	551.27	22.27	0.62	35.78	0.12	0.005
And	545.00	547.00	2.00	1.41	170.00	0.38	0.002
BDQ-08-05	115.00	223.00	108.00	0.17	12.52	0.04	0.014
Including	163.00	223.00	60.00	0.20	16.48	0.03	0.015
BDQ-08-05	275.00	331.00	56.00	0.33	13.90	0.04	0.012
Including	275.00	291.00	16.00	0.37	33.23	0.06	0.010
And	283.00	285.00	2.00	0.18	128.00	0.18	0.006
BD-11-68	29.57	80.00	50.43	NA	1.58	0.08	0.042
BD-11-68	103.04	443.00	339.96	NA	1.64	0.06	0.062
Including	103.40	120.80	17.40	NA	1.05	0.13	0.113
Including	165.50	166.50	1.00	NA	179.20	0.38	0.103
BD-11-68	464.40	465.40	1.00	NA	111.90	0.08	0.053
BD-11-69	18.60	54.20	35.60	0.16	40.41	0.05	0.010
Including	49.30	51.00	1.70	1.35	711.00	0.73	0.003
BD-11-69	127.70	255.20	128.20	0.22	103.94	0.12	0.022
Including	134.10	181.90	47.80	0.49	269.21	0.27	0.011
And	142.50	148.80	6.30	1.94	1483.83	1.35	0.011
BD-11-69	146.80	469.10	322.30	0.09	15.34	0.03	0.045
Including	180.00	181.90	1.90	1.00	1539.00	1.09	0.004
Including	335.00	336.40	1.40	3.84	20.40	0.20	0.046
Including	448.70	449.00	0.30	5.51	61.40	0.04	0.017

NA: No Assays

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Recent Work

In 2021, Quartz Mountain conducted a 234 line-km airborne magnetic survey at Maestro (see Figures 3, 4), and re-logged 13 historical diamond drill holes from the Prodigy. The holes were drilled between 2007 and 2011 by Bard Ventures Ltd., and results from some of the best holes are given in Table 1. Results from the re-logging suggest that there is a correlation of gold-bearing sulphide and sulphosalt mineralization in quartz-ankerite veins associated with quartz monzonitic intrusive rocks and with distinctive green sericite alteration of low magnetic susceptibility. This style of mineralization and alteration may extend outward from the precious metals-bearing zones identified in drilling at the Prodigy Zone, as suggested by the distribution of green sericite alteration identified in the re-logging (Figures 5, 6), which appears to have increasing intensity of alteration south and westward. The zone remains open in both directions.

This suggestion is supported  by the results of the airborne magnetic survey, which shows linear northwest-trending magnetic highs and lows that coincide in many places with mapped intrusions and faults, respectively. Interestingly, the survey also outlined a large west-northwest trending oval-shaped magnetic high that lies in a till-covered area which surrounds much of the Prodigy Zone (see Figure 3, 4). The magnetic high is cored by a distinct oval-shaped magnetic low that is cospatial with the Prodigy Zone.

Figure 3: Maestro Property 1st Vertical Derivative of Total Magnetic Intensity (after Walcott, 20213)

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Figure 4: Prodigy Zone 1st Vertical Derivative of Total Magnetic Intensity (after Walcott, 20213)

Figure 5: Historical Drill Pattern (after Bouzari, 20212)

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Figure 6: Historical Drill Pattern on Prodigy Zone, Cross Section 1, showing thick, gold-rich intercepts, associated with green sericite alteration.[1]

To date, no mineral resource has been established, and no mineral processing or metallurgical testing has been conducted for the Maestro Property.

Proposed Work

The Technical Report for the Maestro Property strongly recommends further exploration work and outlines that budgeted work in detail.  The recommended Phase 1 program was to compile and reinterpret the historical geophysical data, to further resample historical drill core, and to conduct a soil geochemical survey in the vicinity of the Prodigy Zone. The recommended Phase 2 program was to drill the Prodigy Zone to test the continuity, extent, and grade of the gold-silver mineralization therein.

About Quartz Mountain

Quartz Mountain Resources Ltd. (TSXV: QZM.V, OTC PINK: QZMRF) is a restructured mineral exploration company based in Vancouver, Canada.  It is focused on acquiring, exploring, developing, and transacting high-value gold, silver, and copper projects.  The Company currently holds 100% of the Maestro Gold-Silver-Copper-Molybdenum Property and an option to acquire 100% of the Jake Porphyry Copper-Gold Property, both located in central BC.  Projects are selected under Quartz Mountain’s key acquisition principles: easy access to infrastructure, high potential for major resources and significant future transaction potential.

Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a company with over 35-years of success, discovering, developing, and transacting mineral projects in Canada and internationally. Former HDI projects in B.C. included Mount Milligan, Kemess South, and Gibraltar - all of which are porphyry deposits with current or former producing mines. Other well-known projects with HDI involvement include Sisson in Canada, Pebble and Florence in the United States, and Xietongmen in China.

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Quartz Mountain is committed to the advancement of critical and essential mining assets while following HDI’s Responsible Mineral Development principles, including a mandate to employ best practice approaches in the engagement and involvement of local communities, and meeting rigorous environmental standards.

About C.J. Greig & Associates Ltd.

C.J. Greig & Associates Ltd. was founded and is led by well-known exploration geologist Charlie Greig. The C.J. Greig & Associates team is highly regarded for its porphyry Cu-Au deposit knowledge and discovery track record. Charlie Greig is the recipient of the BC Association for Mineral Exploration's H.H. 'Spud' Huestis Award in 2020, for the discovery of GT Gold Corp.'s Saddle North porphyry Cu-Au deposit and Saddle South epithermal Au deposit in northwest BC.

Qualified Person

Charles J. Greig, P.Geo, a Qualified Person as defined under National Instrument 43-101, who is not independent of Quartz Mountain Resources, has reviewed and approved the technical content of this news release.

On behalf of the Board of Directors,

Robert Dickinson

Chairman & CEO

For further details, contact Matthew Dickinson, VP Corporate Development at:

T: (604) 842-2690 or within North America at 1-800-667-2114.

E: info@quartzmountainresources.com

W: www.quartzmountainresources.com

Data Verification

The qualified person and a geologist under his supervision visited the Maestro Property on October 3, 2021, and verified the data for the report before, during and after the site visit by reviewing and assessing the historical exploration literature, assessment and technical reports and data concerning the Property; verifying the ownership and expiry dates of mineral titles that comprise the Property and auditing the results of 100 samples reported in the drilling database against original assay certificates attached to assessment reports.

Additional Drill Hole Information

DDH	Length (m)	Year	Zone	Azimuth	Inclination
BDQ-08-02	531.60	2008	Prodigy	0	-90
BDQ-08-03	481.60	2008	Prodigy	0	-90
BDQ-08-04	551.30	2008	Prodigy	0	-90
BDQ-08-05	486.50	2008	Prodigy	0	-90
BD-11-68	590.40	2011	Prodigy	0	-90
BD-11-69	602.59	2011	Prodigy	0	-90

Information on the laboratory and QA/QC for the historical drill holes can be found in the Maestro Technical Report.

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References

1.	NI 43-101 Technical Report on the Maestro Property, C.J Greig, P.Geo., C.J. Greig & Associates, effective date April 8, 2022
2.	Geology of the Prodigy Au-Ag-Mo-Cu Mineralization Zone, Maestro Property, British Columbia. F. Bouzari, 2021 (Internal Report)
3.	Airborne Magnetic Surveying, Maestro Property, British Columbia (234 - Line km), Peter Walcott & Associates Limited, 2021 (BC Assessment Report # 39,747)
4.	Technical Report and Preliminary Economic Assessment on the Lone Pine Project, P&E Mining Consultants Inc, January 21, 2011 for Bard Ventures Ltd. (now St James Gold) and filed at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking-statements". All statements in this release, other than statements of historical facts are forward-looking-statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: the Company's projects will obtain all required environmental and other permits, and all land use and other licenses, studies and exploration of the Company’s projects will continue to be positive, and no geological or technical problems will occur. Though the Company believes the expectations expressed in its forward-looking-statements are based on reasonable assumptions, such statements are subject to future events and third party discretion such as regulatory personnel. Factors that could cause actual results to differ materially from those in forward-looking statements include variations in market prices, continuity of mineralization and exploration success, and potential environmental issues or liabilities associated with exploration, development and mining activities, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, and exploration and development of properties located within Aboriginal groups asserted territories that may affect or be perceived to affect asserted aboriginal rights and title, and which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions as well as the effect of COVID 19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, and the risks and uncertainties connected with its business, investors should review the Company's home jurisdiction filings as www.sedar.com and its filings with the United States Securities and Exchange Commission.

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